LAW OFFICE OF C. RICHARD ROPKA, L.L.C.

C. Richard Ropka, LLM (Tax) †

215 Fries Mill Road

Turnersville, New Jersey  08012

†  Admitted to practice in US Supreme Court,

(856) 374-1744

     US District Court & US Tax Court

(1-866) 272-8505 (Fax)

March 10, 2011

Mr. Vincent J. Di Stefano, Senior Counsel

Security and Exchange Commission

450 5th Street

Washington, DC 20549

Re:

Archer Investment Series Trust

Archer Income Fund & Archer Stock Fund

File Nos. 333-163981 and 811-22356

Rule 461 - Request for Acceleration

Dear Mr. Di Stefano:

Kindly accept this letter as a follow-up to our telephone conversation with Mr. Patton on March 9, 2011, regarding the newly formed series of the Archer Investment Series Trust, the Archer Income Fund and the Archer Stock Fund.  As Mr. Patton indicated he has chosen to remove the language regarding the Archer Income Fund‘s investment in derivatives. Accordingly, references to such investments have been removed and will be reflected in the Fund’s Form 497 filing as agreed.

The following bolded and underlined language has been DELETED from the Principal Investment Strategies sections under Item #4 and Item #9.

Under normal conditions, at least 50% of the Fund’s total assets will be invested in U.S. government obligations, mortgage and asset-backed securities, corporate and municipal bonds, collateralized mortgage obligations (CMOs),  certificates of deposit linked to an index, swaps and other derivatives (including futures, options and credit default swaps).  The securities purchased will be rated BBB or better by either Standard & Poor’s Ratings Group (S&P), Fitch Ratings (Fitch), or Moody’s Investors Service (Moody’s), or other equivalently rated nationally recognized organization (NRSRO).  Further, under normal conditions, up to 20% of the Fund’s total assets will be invested in below investment-grade fixed income securities, commonly referred to as high-yield or “junk” bonds.

Secondly, the following bolded and underlined paragraph has been DELETED from the Principal Investment Risks sections under Item #4.

Derivatives Risk.   Risks of derivatives include the possible imperfect correlation between the value of the instruments and the underlying assets; risks of default by the other party to the transaction; risks that the transactions may result in losses that partially or completely offset gains in portfolio positions; and risks that the instruments may not be liquid.

Thirdly, the following bolded and underlined paragraph has been DELETED from the Principal Investment Risks sections under Item #9.

Derivative Securities Risk.  Investments in futures contracts, options and swaps made by the Fund may be considered to be derivative securities.  Derivatives can be volatile and involve various types and degrees of risks, depending upon the characteristics of a particular derivative.  Derivatives may entail investment exposures that are greater than their cost would suggest, meaning that a small investment in a derivative could have a large potential impact on the performance of the Fund’s investments.  The Fund could experience a loss if derivatives do not perform as anticipated, or are not correlated with the performance of other investments which they are used to hedge or if the Fund is unable to liquidate a position because of an illiquid secondary market.  The market for many derivatives is, or suddenly can become, illiquid.  Changes in liquidity may result in significant, rapid and unpredictable changes in the prices for derivatives.

Finally, kindly accept this letter as the registrant’s request for acceleration pursuant to Rule 461. The registrant requests that it’s filed March 8, 2011 485A be declared “Effective” on March 11, 2011, or as soon as possible.. Accordingly, the registrant and its principal underwriter, Rafferty Capital Markets, LLC, acknowledge the following:

1) Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commissions from taking any action with respect to the filing;

2) The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3) The Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the Federal Securities Laws of the United Sates.

Thank you for your kind attention to this matter.

Very truly yours,

/s/ C. Richard Ropka, Esq.

C. Richard Ropka, Esq.

On Behalf of:

ARCHER INVESTMENT SERIES TRUST

By:   /s/ Troy C. Patton

      Troy C. Patton, President

RAFFERTY CAPITAL MARKETS, LLC

By:

/s/ Thomas Mulrooney

       Authorized Signature, Underwriter